Exhibit (a)(9)

VOXWARE, INC.
MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES
RESIDENT IN THE UNITED KINGDOM

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of the United Kingdom. This summary is intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Eligible Option for Replacement Option.
You should not be subject to tax as a result of the exchange of an Eligible Option for a Replacement Option.

Replacement Option Grant.
You will not be subject to tax when the Replacement Option is granted to you.

Exercise of Replacement Option.
You will recognize taxable income upon the exercise the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. This income will be treated as compensation income and taxed at your marginal tax rates. Voxware will withhold all applicable income taxes and employee national insurance contributions with respect to that income.

Sale of Shares.
Any additional gain from the subsequent sale of the shares will be subject to capital gains tax subject to any available annual exemption for capital gains.